United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


                         For the month of February 2002


                                 ICICI Limited
                (Translation of registrant's name into English)


                                  ICICI Towers
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F X          Form 40-F _
                               ---                  ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                  Act of 1934.

                      Yes                  No. X
                          ---                 ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----

1.   Letter filed with Domestic Stock Exchange.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   February 27, 2002


                                                ICICI Ltd.


                                                By: /s/Jyotin Mehta
                                                    ----------------------------
                                                    Name:  Jyotin Mehta
                                                    Title: General Manager &
                                                            Company Secretary

                                                                          Item 1
ICICI Limited

LETTER FILED WITH DOMESTIC STOCK EXCHANGE

February 25, 2002

Shri Sanjay Golecha
Deputy General Manager - Corporate Relations
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001


Dear Sir:

Pursuant to Clause 30 of the listing agreement, we have to inform you that Shri G.N. Bajpai, Chairman, Life Insurance Corporation of India Limited has resigned from the Board of ICICI Limited effective February 20, 2002, consequent upon his appointment as the Chairman of the Securities and Exchange Board of India.

Please acknowledge receipt.

Yours faithfully,



Jyotin Mehta

END